SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         Schedule 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. __)*

                    PS Business Parks, Inc.
         (formerly Public Storage Properties XI, Inc.)
         ---------------------------------------------
                       (Name of Issuer)

                 Common Stock, $0.01 par value
                ------------------------------
                (Title of Class of Securities)

                           69360J107
                        --------------
                        (CUSIP Number)

                   Acquiport Two Corporation
          c/o Heitman Capital Management Corporation
                       180 North LaSalle
                          Suite 3600
                    Chicago, Illinois 60601
                         312-855-5700
                    Attn: David B. Perisho

         ---------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        March 17, 1998
    -------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
  13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
  Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



  --------------------------------------------------------
   1.  Name of Reporting Person:

       Acquiport Two Corporation, 22-2909230
  --------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                               (a)  / /

                                               (b)  / /
  --------------------------------------------------------
   3.  SEC Use Only

  --------------------------------------------------------
   4.  Source of Funds:  OO
  --------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                    / /
  --------------------------------------------------------
   6.  Citizenship or Place of Organization:  Delaware
  --------------------------------------------------------
  Number of      7.   Sole Voting Power:  5,289,765
  Shares        ------------------------------------------
  Beneficially   8.   Shared Voting Power:  0
  Owned By      ------------------------------------------
  Each           9.   Sole Dispositive Power:  5,289,765
  Reporting     ------------------------------------------
  Person         10.  Shared Dispositive Power:  0
  With
  --------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       5,289,765
  --------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                    / /
  --------------------------------------------------------
   13. Percent of Class Represented by Amount in
       Row (11):  37.7%
  --------------------------------------------------------
   14. Type of Reporting Person:  CO
  --------------------------------------------------------



  --------------------------------------------------------
   1.  Name of Reporting Person:

       New York State Common Retirement Fund, 14-6103815
  --------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                               (a)  / /

                                               (b)  / /
  --------------------------------------------------------
   3.  SEC Use Only

  --------------------------------------------------------
   4.  Source of Funds:  Not Applicable
  --------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                    / /
  --------------------------------------------------------
   6.  Citizenship or Place of Organization:  New York
  --------------------------------------------------------
  Number of      7.   Sole Voting Power:  0
  Shares        ------------------------------------------
  Beneficially   8.   Shared Voting Power:  5,289,765(1)
  Owned By      ------------------------------------------
  Each           9.   Sole Dispositive Power:  0
  Reporting     ------------------------------------------
  Person         10.  Shared Dispositive Power:
  With
                      5,289,765(1)
  --------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       5,289,765
  --------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                    / /
  --------------------------------------------------------
   13. Percent of Class Represented by Amount in
       Row (11):  37.7%
  --------------------------------------------------------
   14. Type of Reporting Person:  EP
  --------------------------------------------------------

  (1) Solely in its capacity as the sole stockholder of Acquiport Two Corporation.



  Item 1.   Security and Issuer.
            -------------------

       This statement refers to the Common Stock, $0.01 par value ("Common Stock"), of PS Business Parks, Inc.
  (formerly Public Storage Properties XI, Inc.) (the
  "Issuer"). The principal executive offices of the Issuer are located at 701 Western Avenue, Glendale, California,
  91201-2397.

  Item 2.   Identity and Background.
            -----------------------

       (a) This Schedule 13D is filed by Acquiport Two Corporation ("Acquiport"), a Delaware corporation and the New York State Common Retirement Fund ("Common Fund" and together with Acquiport the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 ("Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

       (b)-(c)

       Acquiport is a Delaware corporation, the business of which is to acquire property, hold title to and collect income from such property and remit the entire amount of income from such property (less expenses) to the Sole Stockholder of the Corporation, which is an organization exempt from taxation pursuant to Section 501(c)(2) of the Internal Revenue Code of 1986, as amended. The principal place of business of Acquiport is c/o Heitman Capital Management Corporation, 180 North LaSalle St., Chicago, IL 60601.

       Common Fund is a public pension fund created pursuant to Article 9 of the New York Retirement and Social
  Security Law.  Its business address is 633 Third Avenue,
  31st floor, New York, NY 10017-6754.

       Jerome J. Claeys III is President and a Director of
  Acquiport and is employed as an investment adviser by Heitman Capital Management Corporation. His principal place of business is c/o Heitman Capital Management
  Corporation, 180 North LaSalle Street, Chicago, Illinois
  60601-2886 and he is a U.S. citizen.

       Howard J. Edelman is Vice President of Acquiport and is employed as an investment adviser by Heitman Capital
  Management Corporation. His principal place of business is c/o Heitman Capital Management Corporation, 180 North



  LaSalle Street, Chicago, Illinois  60601-2886 and he is a
  U.S. citizen.

       David B. Perisho is Vice President and a Director of
  Acquiport and is employed as an investment adviser by Heitman Capital Management Corporation. His principal place of business is c/o Heitman Capital Management
  Corporation, 180 North LaSalle Street, Chicago, Illinois
  60601-2886 and he is a U.S. citizen.

       Thomas D. McCarthy is Vice President of Acquiport and is employed as an investment adviser by Heitman Capital Management Corporation. His principal place of business is c/o Heitman Capital Management Corporation, 180 North LaSalle Street, Chicago, Illinois 60601-2886 and he is a U.S. citizen.

       Roger E. Smith is Treasurer and Chief Financial Officer of Acquiport and is employed as an investment adviser by Heitman Capital Management Corporation. His principal place of business is c/o Heitman Capital Management Corporation, 180 North LaSalle Street, Chicago, Illinois 60601-2886 and he is a U.S. citizen.

       Patrick E. Brown is Secretary of Acquiport and is an attorney with Plunkett & Jaffe, P.C. His principal place of business is c/o Plunkett & Jaffe, P.C., 111 Washington
  Avenue, Albany, New York  12210 and he is a U.S. citizen.

       John S. Harris is Assistant Secretary of Acquiport and is an attorney with Plunkett & Jaffe, P.C. His principal place of business is c/o Plunkett & Jaffe, P.C., 111 Washington Avenue, Albany, New York 12210 and he is a
  U.S. citizen.

       Charles H. Wurtzebach is a Director of Acquiport and is employed as an investment adviser by Heitman Capital
  Management Corporation. His principal place of business is c/o Heitman Capital Management Corporation, 180 North
  LaSalle Street, Chicago, Illinois  60601-2886 and he is a
  U.S. citizen.

       (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state



  securities laws or finding any violation with respect to such laws.

       (f)  See (b)-(c) above.

  Item 3.   Source and Amount of Funds
            or Other Consideration.
            ----------------------

       Acquiport acquired 5,289,765 shares of the Common
  Stock (the "Shares") of the Issuer in exchange for shares of common stock of American Office Park Properties, Inc.
  ("AOPP") as a result of the merger of AOPP with and into Public Storage Properties XI, Inc., a California corporation (which subsequently changed its name to PS
  Business Parks, Inc.), on March 17, 1998.

  Item 4.   Purpose of Transaction.
            ----------------------

       Acquiport has acquired the Shares for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

       Acquiport does not currently plan to sell its Shares, or acquire additional Shares, or take any other action described in Item 4. However, depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire.

       Except as set forth in this Item 4, the Reporting
  Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.



  Item 5.   Interest in Securities of the Issuer.
            ------------------------------------

       (a) Acquiport directly owns 5,289,765 Shares which constitute 37.7% of the outstanding 14,021,065 outstanding shares as reported to the Reporting Persons by the Issuer.

            Because of its position as the sole stockholder of Acquiport, the Common Fund may, pursuant to Section
  13(d)(3) of the Act, be deemed to be the beneficial owner of the Shares owned directly by Acquiport.

            To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

       (b) Although the 5,289,765 Shares are owned of record by Acquiport, the Common Fund, as the sole shareholder of Acquiport Two Corporation, beneficially owns such 5,289,765 Shares. In its capacity as the sole stockholder of Acquiport, the Common Fund may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned directly by Acquiport.

       (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this
  Item 5 has effected any other transactions in Shares during the past sixty (60) days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Persons has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

       (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

  Item 6.   Contracts, Arrangements, Understandings or
            Relationships with Respect to the Issuer.
            ----------------------------------------

       Acquiport, certain other shareholders of the Issuer, and the Issuer are parties to an Agreement among Shareholders and Company, as amended (see Item 7,
  Exhibits 2 and 3) pursuant to which after the merger of American Office Park Properties, Inc. into the Issuer, the Board of Directors of the Issuer consists of seven members: two nominees of Public Storage, Inc., an




  affiliate of the Issuer ("PSI") and five independent directors mutually acceptable to PSI and Acquiport. Acquiport and PSI have agreed to vote their respective Shares to support such nominees to the Board. This voting agreement expires at the later of the following dates:
  (i) when Acquiport's interest in the Issuer or PSI's interest in the Issuer is less than 20% assuming conversion of all limited partnership interests in PS Business Parks, L.P. into shares of Common Stock of the Issuer, or (ii) December 24, 2001.

       In addition, pursuant to the terms of the Agreement
  Among Shareholders and Company, until December 31, 1998, the Issuer has agreed to make reasonable efforts to allow
  Acquiport to purchase shares in most underwritten offerings of Common Stock in order to maintain its proportionate holdings. Also, if the Issuer proposes to issue shares of Common Stock at less than $22.88 per share, Acquiport will have the right to purchase a number of shares on the same proposed terms sufficient for Acquiport to maintain its percentage interest in the Issuer. This right will terminate when the Issuer raises
  $150 million of Common Stock in one or more public offerings.

       In addition, pursuant to the terms of the Agreement Among Shareholders and Company, the Issuer is obligated to execute a registration rights agreement pursuant to which the Issuer is obligated on or about March 17, 1999 to file and maintain a "shelf" registration statement under the Securities Act for the shares of Common Stock acquired by Acquiport.

       Pursuant to the Second Amended and Restated
  Certificate of Incorporation of Acquiport Two Corporation ("Certificate"), neither the officers nor the directors of Acquiport has the power, without receiving the approval of the Common Fund, as sole stockholder of Acquiport, to enter into, agree to enter into, or approve any transaction agreement or contract on behalf of Acquiport with respect to the Shares, except pursuant to an Annual Business Plan, as that term is defined in the Certificate. The foregoing description of the Certificate is qualified in its entirety by reference to the text of such Certificate which is filed as Exhibit 4 and incorporated herein by reference.

       Except as disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships between the Reporting
  Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or



  calls, guarantees of profits, division of profits or loss or giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

  Item 7.   Materials to be Filed as Exhibits.
            ---------------------------------

       Exhibit 1      Joint Filing Agreement, filed herewith

       Exhibit 2 Agreement Among Shareholders and Company dated as of December 23, 1997 among Acquiport Two Corporation, American Office Park Properties, Inc., American Office Park Properties, L.P. and Public Storage, Inc. (incorporated by reference from Exhibit 10.10 to the Issuer's Registration Statement
                      No. 333-45405).

       Exhibit 3      Amendment to Agreement Among
                      Shareholders and Company dated as of
                      January 21, 1998 among Acquiport Two
                      Corporation, American Office Park
                      Properties, Inc., American Office Park
                      Properties, L.P. and Public Storage,
                      Inc. (incorporated by reference from
                      Exhibit 10.11 to the Issuer's
                      Registration Statement No. 333-45405).

       Exhibit 4      Second Amended and Restated
                      Certificate of Incorporation of
                      Acquiport Two Corporation, filed
                      herewith.



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Schedule 13D is filed on behalf of Acquiport Two Corporation and the New York State Common Retirement Fund.

  Dated:    March 27, 1998


  Acquiport Two Corporation


  By:  /s/ Howard Edelman
     ----------------------
       Howard Edelman
       Vice President



  The Comptroller of the State
  of New York as Trustee of the
  New York State Common Retirement Fund

  By:  /s/ John E. Hull
     ----------------------
       John E. Hull
       Deputy Comptroller,
       Investments and Cash Management